

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Daniel O'Connor
President and Chief Executive Officer
Ambrx Biopharma Inc.
10975 North Torrey Pines Road
La Jolla, California 92037

> **Re: Ambrx Biopharma Inc.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2023**
> **File No. 333-271008**

Dear Daniel O'Connor:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Carlos Ramirez, Esq.